As filed with the Securities and Exchange Commission on March 7, 2014

1933 Act File No. 333-176316
1940 Act File No. 811-22599

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2

☐	REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
	☐	PRE-EFFECTIVE AMENDMENT NO.
	☒	POST-EFFECTIVE AMENDMENT NO. 1

☐	REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
	☒	AMENDMENT NO. 6

AMERICAN REAL ESTATE INCOME FUND

Principal Executive Offices
405 Park Avenue
New York, NY 10022
1-212-415-6500

Agent for Service
The Corporation Trust Company
Corporation Trust Center
1209 Orange Street
Wilmington, Delaware 19801

Copies of information to:

Peter M. Fass, Esq. Gregory T. Merz, Esq. Proskauer Rose LLP Eleven Times Square New York, NY 10036 Tel: (212) 969-3000 Fax: (212) 969-2900	James A. Tanaka, Esq. RCS Capital 405 Park Avenue New York, NY 10022 (212) 415-6500 Fax: (646) 861-7743

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☑

EXPLANATORY NOTE

This Post-Effective Amendment No.1 to the Registration Statement on Form N-2 (File Nos. 333-176316 & 811-22599) of American Real Estate Income Fund (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No.1 consists only of a facing page, this explanatory note, and Part C of the Registration Statement setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No.1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

AMERICAN REAL ESTATE INCOME FUND

PART C — OTHER INFORMATION

Item 25. Financial Statements and Exhibits

1. Financial Statements

Part A:	None.
Part B:	The following financial statements of the Registrant are included in Part B of the Registration Statement

2. Exhibits:

(a)(1)	Agreement and Declaration of Trust.(1)
(a)(2)	Certificate of Trust. (1)
(a)(3)	Amended Certificate of Trust.(1)
(a)(4)	Amended and Restated Declaration of Trust(2)
(a)(5)	Amended Certificate of Trust(2)
(b)	Bylaws of Registrant.(2)
(c)	Not applicable.
(d)(1)	Article III (Shares) and Article V (Shareholders’ Voting Powers and Meetings) of the Agreement and Declaration of Trust.(2)
(d)(2)	Article 12 (Meetings) of the Bylaws of Registrant.(2)
(e)	Not applicable.
(f)	Not applicable.
(g)(1)	Investment Advisory Agreement. (2)
(g)(2)	Investment Sub-Advisory Agreement(2)
(h)(1)	Underwriting Agreement.(2)
(h)(2)	Form of Shareholder Servicing Plan and Agreement.(2)
(h)(3)	Form of Selected Dealer Agreement.(2)
(h)(4)	Form of New Account Application.(4)
(i)	Not applicable.
(j)	Custodian Agreement.(2)
(k)(1)	Administrative Services Agreement.(2)
(k)(2)	Sub-Administrative Services Agreement.(2)
(k)(3)	Transfer Agent Agreement.(2)
(k)(4)	Sub-Transfer Agent Agreement.(2)
(k)(5)	Expense Limitation Agreement.(4)
(k)(6)	CCO Services Agreement.(2)
(k)(7)	CFO Services Agreement.(2)

(l)	Opinion and consent of Proskauer Rose LLP.(2)
(m)	Not applicable.
(n)	Consent of Registrant’s independent registered public accounting firm.(2)
(o)	Not applicable.
(p)	Subscription Agreement.(2)
(r)(1)	Code of Ethics of the Registrant.(2)
(r)(2)	Code of Ethics of the Advisor.(2)
(r)(3)	Code of Ethics of Sub-Advisor.(2)
(r)(4)	Code of Ethics of the Principal Underwriter.(2)
(s)	Powers of Attorney and certified resolutions authorizing the same.(3)

(1)	Filed on August 15, 2011 with Registrant’s Registration Statement on Form N-2 (File Nos. 333-176316 and 811-22599) and incorporated by reference herein.
(2)	Filed on February 14, 2014 with Pre-Effective Amendment No. 5 to the Registrant’s Registration Statement of Form N-2 (File Nos. 333-176316 and 811-22599) and incorporated by reference herein.
(3)	Powers of Attorney for Mark Painter and Robert F. Amweg filed on February 14, 2014 with Pre-Effective Amendment No. 5 to the Registrant’s Registration Statement of Form N-2 (File Nos. 333-176316 and 811-22599) and incorporated by reference herein. Power of Attorney for John H. Grady filed on January 23, 2013 with Pre-Effective Amendment No. 2 to Registrant’s Registration Statement on Form N-2 (File Nos. 333-176316 and 811-22599) and incorporated by reference herein. All other powers of attorney filed on June 13, 2012 with Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-2 (File Nos. 333-176316 and 811-22599) and incorporated by reference herein.
(4)	Filed herewith.

Item 26. Marketing Arrangements

The information contained under the heading “Plan of Distribution” in the Prospectus is incorporated herein by reference and any information concerning any underwriters for a particular offering will be contained in a prospectus supplement related to that offering.

Item 27. Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses to be incurred in connection with the sale and distribution of the securities described in this registration statement.

Securities and Exchange Commission Fees	$128,800
Financial Industry Regulatory Authority Fees	$0
Blue Sky Fees	$41,346
Accounting Fees and Expenses	$2,000
Legal Fees and Expenses	$428,386
Printing and Postage Expenses	$16,302
Miscellaneous Fees and Expenses	$44,080
Total:	$660,914

Item 28. Persons Controlled by or Under Common Control with Registrant

Immediately prior to this offering, AR Capital, LLC (“ARC”) will own shares of the Registrant, representing 100% of the beneficial interests outstanding. However, it is expected that once the Fund commences investment operations and its shares are sold to the public that ARC’s control will be diluted until such time as the Fund is controlled by its unaffiliated shareholders.

As of January 9, 2014:

% of Voting Securities owned
Registrant	0
AR Capital, LLC	100

Item 29. Number of Holders of Securities

Set forth below is the number of record holders as of January 9, 2014 of each class of securities of the Fund.

Title of Class	Number of Record Holders
Shares of Beneficial Interest	1

Item 30. Indemnification

Reference is made to Article VIII Sections 1 through 4, of the Registrant’s Agreement and Declaration of Trust (the “Declaration of Trust”) which is incorporated by reference herein.

The Registrant maintains insurance on behalf of any person who is or was an independent trustee, officer, employee, or agent of the Registrant against certain liability asserted against and incurred by, or arising out of, his or her position. However, in no event will the Registrant pay that portion of the premium, if any, for insurance to indemnify any such person for any act for which the Registrant itself is not permitted to indemnify.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Advisor

A description of any other business, profession, vocation, or employment of a substantial nature in which the investment adviser of the Registrant, and each member, director, executive officer, or partner of any such investment adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of member, trustee, officer, employee, partner or director, is set forth in Part B of this Registration Statement in the section entitled “Management of the Fund.” Additional information as to each member, director, executive officer, or partner of the investment adviser is included in its Form ADV as filed with the Securities and Exchange Commission (File No. 801-74427), and is incorporated herein by reference.

Item 32. Location of Accounts and Records

The accounts, books and other documents required to be maintained by the Registrant pursuant to Section 31(a) of the Investment Company Act of 1940 and the rules thereunder are maintained for the Registrant at c/o RCS Advisory Services, LLC, 405 Park Avenue, New York, NY 10022 and at the offices of the Registrant’s Advisor at 12345 Westlakes Drive, Suite 295, Berwyn, PA 19312, and the offices of Registrant’s Sub-Advisor at 405 Park Avenue, New York, NY 10022, respectively.

Item 33. Management Services

Not Applicable.

Item 34. Undertakings

1.	Registrant hereby undertakes to suspend the offering of shares until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

2.	Not applicable.
3.	Not applicable.
4.	Registrant hereby undertakes:
a.	to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:
(1)	to include any prospectus required by Section 10(a)(3) of the Securities Act;
(2)	to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and
(3)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
b.	that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;
c.	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;
d.	that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supercede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
e.	that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities: The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:
(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act;
(2)	the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and
(3)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.
f.	Registrant hereby undertakes: To file a post-effective amendment to the registration statement, and to suspend any offers or sales pursuant the registration statement until such post-effective amendment has been declared effective under the Securities Act, in the event the shares of Registrant are trading below its net asset value and either (i) Registrant receives, or has been advised by its independent registered accounting firm that it will receive, an audit report reflecting substantial doubt regarding the Registrant’s ability to continue as a going concern or (ii) Registrant has concluded that a material adverse change has occurred in its financial position or results of operations that has caused the financial statements and other disclosures on the basis of which the offering would be made to be materially misleading.
5.	Registrant hereby undertakes that:
a.	for the purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 497 (h) under the Securities Act shall be deemed to be part of the Registration Statement as of the time it was declared effective; and
b.	for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.
6.	Registrant hereby undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, and the Investment Company Act of 1940, the Registrant has duly caused this amendment to its Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Washington, District of Columbia, on the 7th day of March, 2014.

AMERICAN REAL ESTATE INCOME FUND
By: * John H. Grady President, Treasurer and Secretary

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signatures	Title	Date
By: * John H. Grady	President, Treasurer and Secretary	March 7, 2014
By: * Gerard Scarpati	Chief Financial Officer	March 7, 2014
By: * Robert F. Amweg	Chief Compliance Officer	March 7, 2014
By: * Mark Painter	Vice President	March 7, 2014
By: * Christopher Pike	Vice President	March 7, 2014
By: * William M. Kahane	Trustee	March 7, 2014
By: * Robin Ann Ferracone	Trustee	March 7, 2014
By: * Mark Auerbach	Trustee	March 7, 2014
By: * Stanley R. Perla	Trustee	March 7, 2014
*By: /s/ Gregory T. Merz Gregory T. Merz Attorney-In-Fact

EXHIBIT INDEX

Exhibit Number	Exhibit Description
(a)(1)	Agreement and Declaration of Trust.*
(a)(2)	Certificate of Trust.*
(a)(3)	Amended Certificate of Trust.*
(a)(4)	Amended and Restated Agreement and Declaration of Trust.*
(a)(5)	Amended Certificate of Trust.*
(b)	By-laws of Registrant.*
(g)(1)	Investment Advisory Agreement.*
(g)(2)	Investment Sub-Advisory Agreement.*
(h)(1)	Underwriting Agreement.*
(h)(2)	Shareholder Servicing Plan and Agreement.*
(h)(3)	Form of Selected Dealer Agreement.*
(h)(4)	Form of New Account Application.
(j)	Custodian Agreement.*
(k)(1)	Administrative Services Agreement.*
(k)(2)	Sub-Administrative Services Agreement.*
(k)(3)	Transfer Agent Agreement.*
(k)(4)	Sub-Transfer Agent Agreement.*
(k)(5)	Expense Limitation Agreement.
(k)(6)	CCO Services Agreement.*
(k)(7)	CFO Services Agreement.*
(l)	Opinion and consent of Proskauer Rose LLP.*
(n)	Consent of Registrant’s independent registered public accounting firm.*
(p)	Subscription Agreement.*
(r)(1)	Code of Ethics of Registrant.*
(r)(2)	Code of Ethics of Advisor.*
(r)(3)	Code of Ethics of Sub-Advisor.*
(r)(4)	Code of Ethics of the Principal Underwriter.*
(s)	Powers of Attorney and certified resolutions authorizing the same.*

*	Previously filed.